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                                                  File No. 70-8675


                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549


                             AMENDMENT NO. 1

                                   TO

                                FORM U-1

                         APPLICATION/DECLARATION

                                  UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                       NEW ENGLAND ELECTRIC SYSTEM
                        NEW ENGLAND POWER COMPANY
                     MASSACHUSETTS ELECTRIC COMPANY
                            25 Research Drive
                    Westborough, Massachusetts 01582

               (Name of company filing this statement and
                 address of principal executive office)




                       NEW ENGLAND ELECTRIC SYSTEM

      (Name of top registered holding company parent of applicant)




Michael E. Jesanis                     Robert King Wulff
Treasurer                              Corporation Counsel
25 Research Drive                      25 Research Drive
Westborough, Massachusetts 01582       Westborough, Massachusetts 01582

                  (Names and addresses of agents for service)

     Form U-1 Application/Declaration under the Public Utility
Holding Company Act of the 1935, File No. 70-8675 is hereby amended by this Amendment No. 1.

A.  Under Item 1.  Description of Proposed Transaction, A.
Proposed Acquisition of NEC, the second paragraph is deleted and replaced with the following new paragraph:

     On May 26, 1995, the Attorney General, NEC and the Company filed an Offer of Settlement (Settlement) for approval with the Massachusetts Department of Public Utilities (DPU) that incorporates approval of the Agreement, other approvals required of the DPU to effectuate the merger and a rate plan for the period following the merger (See Exhibit D-1 hereto). The DPU issued an order dated October 10, 1995, approving unconditionally the merger and rate plan filed in the Settlement and resolving all issues associated with the merger and acquisition (the DPU Order, Exhibit D-1a hereto). The Company has filed with the Federal Energy Regulatory Commission (FERC) seeking either a declaratory order disclaiming jurisdiction over the merger or in the event FERC asserts jurisdiction, authorization of the merger under Section 203 of the Federal Power Act.

B.   Under Item 1.  Description of Proposed Transaction, A
Proposed Acquisition of NEC, 2. Acquisition of NEC, subpart 4 of the first paragraph is deleted and replaced with the following:

     "4. NEC stockholders will be receiving the Company's shares equivalent to $125 per NEC common share outstanding plus interest at a rate equivalent to the Bank of Boston prime rate on this amount from March 22, 1995 (the date the Agreement was signed) to the closing which shall occur on or before the last business day of the eighteenth month ending after the date of the Agreement (see Section 8.3 of the Agreement). The prime rate at Bank of Boston on October 30, 1995, was 8.75% and since March 22, 1995 has not exceeded 9%."

C.   Under Item. 1.  Description of Proposed Transaction, A.
Proposed Acquisition of NEC, 3.  Common Shares Issued by the
Company, the first paragraph is deleted and replaced with the following:

        "As stated, the NEC certificate holders will receive the Company's shares equivalent to $125 per NEC common share outstanding, plus an interest equivalent amount as described above. The exact number of Company shares exchanged will be determined based on the average high and low prices for the common shares reported for the New York Stock Exchange Corporate Transactions for the ten consecutive trading days immediately preceding twenty days prior to the closing. No fractional shares will be issued and a cash payment will be made in lieu thereof.

The amount of interest as described above will be reduced on a dollar for dollar basis for anticipated dividends at the rate declared for the previous quarter or then declared for the current quarter pro-rated to cover the period from the end of the most recent record date to the closing. The calculation of this purchase price is set forth in Schedule 1 to the Agreement. As one example, if the closing were November 1, the price for the Company's shares would be $ 3,500,000.00, interest would be $ 193,000.00, and anticipated dividends would be $ 31,365.00. Under this example, the Company would issue approximately 97,850 shares, assuming a price per share of $37.425.

D.  Under Item 1. Description of Proposed Transaction, A.
Proposed Acquisition of NEC, 4. Benefits to NEC of Becoming a
Part of the Company's System, 5. Proposed Cable Project and
Financing and 6. Effects on the Company's System are deleted and replaced with the following:

     4.  Benefits to NEC of Becoming a Part of the Company's
System

     In view of the current circumstances of NEC and its electric system as described above, the Company believes that, in the event the merger is consummated, significant steps will be required to assure continued reliable electric service to NEC's customers over the long term. As previously indicated, because of its limited resources, NEC is in a disadvantaged position to take these necessary steps, and as a result, faces the prospect of deterioration in its system and its ability to serve its customers.

     The Company's system, serving well over one million customers in three states, has financial, operating, management, and other resources more than adequate to provide for NEC's needs both immediate and over the longer term. Among the ways in which these resources will be made available (at cost through NEPSCO) are the following:

     Full and complete responsibility for management at NEC and its system will be taken over by management of the Company's system;

     Responsibility for operation and maintenance of the NEC system, including storm restoration, necessary improvements, and replacement of equipment, will be taken over by the Company's system;

     Provision for adequate financing of NEC's needs, operational, regulatory, and other, will be provided by the Company's system;

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     Updating of meter reading, billing, accounting, and similar activities, including computer support and other technological improvements will be provided by the Company's system;

     Personnel with the necessary skills in operations, maintenance, financing, accounting, rates, legal, and other matters will be available through the Company's system; and

     Conservation and load management services will be made available through the Company's system.

     The merger is expected to reduce administrative and general costs as a result of reductions in outside vendor costs for legal and other consultants, the economies of scale from the Company's buying power in the area of fuel and other materials, automation and/or consolidation of support functions and administrative requirements such as rate case development, reporting requirements, and other similar areas. The Company has guaranteed three years of employment to all non-bargaining unit personnel who worked for NEC as of June 30, 1994, and bargaining unit personnel who worked for NEC as of July 31, 1994, thus immediate savings will not be generated from staff reductions. Finally, there should be savings in financing costs due to the improved credit quality of Surviving Corporation as a subsidiary of the Company. Savings in operating costs are estimated at $500 thousand to $1 million annually.

     Furthermore, as a condition to the merger, NEC customers will receive a five percent reduction in their base rates upon consummation of the merger. On the in-service date of the Cable Project (as hereinafter described), NEC's customers' rates will be set at that point and going forward at MEC's then-current rate schedules plus a Cable Project surcharge with a commitment that during the first year these new rates will be no greater than the rates before the in-service date. This rate plan will provide NEC customers with lower, more stable rates and has been approved by the DPU.

     In short, it is the objective of the Company to make NEC a productive addition to the Company's system, capable of providing reliable electric service over the long term on an economical basis. The positive effect on NEC's electric bills will be immediate. Furthermore, by being part of the Company's system with access to services from NEPSCO, and other affiliates, NEC would be able to provide more dependable electric service to its customers. Today, because of NEC's limitations, NEC finds it difficult to provide this kind of reliable service at reasonable cost. The benefits to NEC and its ratepayers from the proposed merger are significant as evidenced by NEC's decision to sign and jointly sponsor with the Massachusetts Attorney General and the Company the Offer of Settlement (See Exhibit D-1) to the DPU and the unconditional approval thereof by the DPU (See Exhibit D-1a).

     5.  Proposed Cable Project and Financing

     Before possibility of a merger was even discussed, and as result of a bidding process and approval from the DPU, NEC entered into a long term power contract with NEP to supply electricity to NEC over a 46kV undersea cable to be embedded under Nantucket Sound for a length of about 26 miles with associated facilities at either end (the Cable Facilities). This interconnection is required for NEP to supply electricity to NEC. The current estimated cost of the Cable Facilities is about $34 million. NEC has received a DPU Order dated June 24, 1994, approving the Cable Project as a key part of its Long-Range Forecast and Resource Plan, based on it being the least-cost, most reliable and most environmentally sound means to supply electricity to the Island of Nantucket. This approval was granted after seven days of evidentiary hearings including 197 exhibits and 92 responses to record requests (See Exhibit D-1b).

     Now that the Agreement has been signed and provided that the merger is approved and NEC is acquired by the Company, the Cable Facilities will be built, owned, and operated by the Surviving Corporation. The Surviving Corporation will become an all requirements wholesale electric customer of NEP pursuant to an affiliate tariff as approved by FERC and the power contract referred to above will be terminated. Were the merger not to be effectuated for any reason, the Company would have to make a filing with the Commission for approvals covering the formation of the special purpose company and financing for the Cable Project.

     The Surviving Corporation will finance the Cable Facilities through a combination of tax-exempt debt and equity funds. The Company has already received an allocation of up to $28 million for 1995 of tax-exempt private activity bond (PAB) volume cap from Massachusetts for this purpose and is seeking to extend this allocation until 1996 since current expectations are to close this tax-exempt financing during early 1996. The Surviving Corporation has received DPU approval to enter into a loan agreement with the Massachusetts Industrial Finance Agency (MIFA) for up to $28 million. MIFA would be authorized to directly issue PABs on behalf of the Surviving Corporation, which would be expressly payable from revenues of the Surviving Corporation. MIFA contemplates selling the PABs through competitive bidding, negotiation with underwriters, or direct negotiations with investors. MIFA would lend the proceeds from the PAB's to the Surviving Corporation in exchange for the Surviving Corporation's promise of repayment. In order to reimburse MIFA, the Surviving Corporation would issue to MIFA its own indebtedness (New Bonds) with the form and provisions to be fixed at the time the terms of the PABs are established and in an amount not to exceed the amount of the PAB's. The New Bonds would mature in not more than 40 years and may be non-callable for all or a portion of their
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life.  To allow for market conditions, the New Bonds would have an interest rate ceiling of 10 percent.

     In connection with the issuance of the New Bonds and the borrowing of debt funds, MEC has agreed to enter into a Credit and Operating Support Agreement (see Exhibit B-2) with Surviving Corporation in order to provide additional revenues to Surviving Corporation to cover its cost of service, including a return on common equity. This Support Agreement will provide assurance that Surviving Corporation will be able to maintain sufficient coverages, and this Support Agreement may be assigned to MIFA as collateral as part of debt financing by Surviving Corporation.
In addition, MEC may be required to provide guarantees to MIFA of principal, interest, and other costs (see Exhibit B-3) in connection with the New Bonds. The DPU Order approved the Support Agreement and the guarantees of indebtedness. From a functional standpoint and in accordance with the DPU approved rate plan, Surviving Corporation will be operated as though it were a part of MEC, but in order to qualify for tax-exempt financing, it is to be a separate corporate entity that is a subsidiary of the Company and not a subsidiary or division of MEC.

     As a result of the merger, Surviving Corporation will likely assume some or all of the existing indebtedness of NEC, including a $3,500,000 long term note agreement issued by the Massachusetts Industrial Finance Administration and a revolving credit and term loan agreement in the amount of approximately $3,000,000 with Bank of Boston. The DPU Order approved the assumption by Surviving Corporation of NEC's liabilities, including specifically assumption of this indebtedness.

     Neither NEC nor the Company nor any subsidiary of the Company has ownership interest in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act. Additionally, neither the Company nor any subsidiary is a party to, or has any rights under, a service, sales, or construction agreement with an EWG or FUCO.

     6.  Effects on the Company's System

     It is not anticipated that the acquisition of NEC by the Company will have any material effect on the consolidated earnings per share of the Company. As shown in the financial statements, the proposed acquisition of NEC will have a de minimus impact on the Company's system. The acquisition of NEC makes sense to the Company at this time because NEP will be the wholesale supplier of electricity to NEC for the foreseeable future.

     The Company will receive a benefit from the acquisition since the DPU Order has approved an acquisition price of $125 per share or $3.5 million plus interest accrued since March 22, 1995.

Acquisition at this price represents a discount to current book value of NEC, which at June 30, 1995, is approximately $4.5 million. NEC's income totalled $400,000 for 1994 and $500,000 for the nine months ended September 30, 1995. These results would have added slightly less than one cent per share to the Company's results.

E. Under Item 1. Description of Proposed Transaction, B. Proposed Acquisition of NEC Generation by NEP, please add the following sentences to the end thereof: The DPU Order approved NEP's purchase of certain of the Surviving Corporation's diesel generators or assumption of existing leases for these facilities. Such purchase by NEP is not expected to occur until after the Cable Project goes in-service.

F. Under Item 1. Description of Proposed Transaction, C. Money Pool and Short-term Borrowing, 1. Borrowing from Money Pool, please add the following sentence to the end thereof: "The Surviving Corporation will participate in the Money Pool in accordance with these amended terms."

G. Under Item 3. Applicable Statutory Provisions, in the second paragraph, please delete (5) and replace it with the following:

     "5.   The payment of indebtedness is exempted from Sections
           9(a) and 12 and Rule 42 by said Rule."

H. By supplying the following exhibits under Item 6. Exhibits and Financial Statements

(a)  Exhibits

     D-1(a) Certified copy of order of Massachusetts Department of Public Utilities dated October 10, 1995

     D-1(b) Certified copy of order of Massachusetts Department of Public Utilities dated June 24, 1994

     D-2     Filing with the Federal Energy Regulatory Commission
             (FERC)

     G-1     Proposed Amended Terms of the NEES Money Pool

                                SIGNATURE
                                _________

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this Amendment No. 1 to Form U-1 Application/Declaration
(Commission's File No. 70-8675) to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                       NEW ENGLAND ELECTRIC SYSTEM
                                       MASSACHUSETTS ELECTRIC COMPANY


                                             s/Michael E. Jesanis
                                       By:  ________________________
                                            Michael E. Jesanis
                                            Treasurer of each company


                                       NEW ENGLAND POWER COMPANY


                                             s/John G. Cochrane
                                       By:  ________________________
                                            John G. Cochrane
                                            Assistant Treasurer


Date:  November 9, 1995




The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.